MAIL STOP 3561

June 12, 2008

By U.S. mail and facsimile

Mr. M. Truman Hunt
Chief Executive Officer
Nu Skin Enterprises, Inc.
75 West Center Street
Provo, UT 84601

　　　　Re:　Nu Skin Enterprises, Inc.
　　　　　　Form 10-K for Fiscal Year Ended December 31, 2007
　　　　　　Filed February 29, 2008
　　　　　　File No. 001-12421

Dear Mr. Hunt,

　　　　We have completed our review of your Form 10-K and related filings and have no further comments at this time.

　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　Ryan C. Milne
　　　　　　　　　　　　　　　Accounting Branch Chief
　　　　　　　　　　　　　　　Office of Beverages, Apparel
　　　　　　　　　　　　　　　and Health Care Services